DIXIE FOODS INTERNATIONAL, INC.
c/o KCI Investments, 4033 South Dean Martin Drive

Las Vegas, Nevada 89103

Commission File No.:

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f−1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about June 12, 2014, to the holders of record on June 12, 2014, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our Board of Directors without a meeting of the stockholders, resulting in a change in control of our company.

On June 4, 2014, we did the following:

•	Accepted the resignations of Robert M. Snibee, Jr., Robert P. Bova, Steven Silverman and Anthony Q. Joffe from the Board of Directors, all effective immediately, and accepted the resignation of Robert E. Jordan from the Board of Directors, effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record.

•	Appointed Kenneth Antos to our Board of Directors to fill a vacancy, effective immediately, and Donald Porges to our Board of Directors to fill a vacancy, effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record.

•	Accepted the resignations of Robert E. Jordan as President, Chief Executive Officer, and Chairman of the Board, and of Anthony Q. Joffe as our Vice President, all effective immediately, and appointed Kenneth Antos as our new President and Chief Executive Officer, and Richard Groberg as our new Vice President, Secretary, Treasurer and Chief Financial Officer, all effective immediately.

No action was required by our stockholders to appoint Messrs. Antos and Porges to our Board of Directors. This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f−1 thereunder ten days prior to the date Mr. Porges becomes a member of our Board of Directors.

Our principal executive office is currently located at c/o KCI Investments, 4033 South Dean Martin Drive, Las Vegas, Nevada 89103. Our telephone number is (702) 834-7101.

VOTING SECURITIES

Our authorized capital stock consists of 115,000,000 shares, of which 100,000,000 shares are common stock, $0.001 par value per share, and 15,000,000 shares are preferred stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. As of the date of this Information Statement, there were 42,514,976 shares of our common stock issued and outstanding.

APPOINTMENTS OF NEW DIRECTORS

Our Board of Directors currently consists of two members, Kenneth Antos and Robert E. Jordan. One of our directors, Mr. Antos, was appointed to the Board of Directors effective June 4, 2014, and Mr. Antos will hold office until his successor is elected and qualified or until his death, resignation or removal. The resignation of our other director, Mr. Jordan, will be effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, at which time the appointment of Donald Porges to our Board of Directors will become effective and our Board of Directors will consist of Messrs. Antos and Porges. Effective June 4, 2014, we also accepted the resignations of Robert M. Snibee, Jr., Robert P. Bova, Steven Silverman and Anthony Q. Joffe from the Board of Directors.

CHANGE IN CONTROL

Mr. Porges has accepted his appointment as director, and ten (10) days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, his appointment will be effective. At that time, control of our Board of Directors will have changed.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our current executive officers and directors:

Name	Age	Position

Kenneth Antos	71	President, Chief Executive Officer and Director

Richard Groberg	56	Vice President, Secretary, Treasurer and Chief Financial Officer

Donald Porges	64	Director-elect

Kenneth Antos has served as our President, Chief Executive Officer, and a member of our Board of Directors, since June 4, 2014. Mr. Antos also is the President and Chairman of the Board of KCI Investments. Mr. Antos brings more than thirty-five years of executive level experience in restaurant and retail operations and management. Prior to founding KCI Investments, Mr. Antos partnered to help launch Twin Towers Trading Site Management LLC (Twin Towers Trading Site Management, LLC) where he was instrumental in helping to build out of approximately 1,800 Subway Franchisees. Mr. Antos sold his interest in this business in 2012 to focus on KCI Investments.

Mr. Antos’ career also includes senior leadership positions with Circuit City Stores, which included Controller, Corporate Vice President and West Coast Division President where he was responsible for building the division from its inception to $3 billion in revenue. In recognition of this achievement Executive Magazine name Mr. Antos retailer of the decade and his tenure was featured in the novel Good to Great where author Jim Collins acknowledged that during Mr. Antos’ time as Division President and Corporate Vice President “Circuit City generated the highest total return to shareholders of any company on the New York Stock Exchange”. Mr. Antos is also a co-founder of Signal Sites, a wireless tower business where he successfully led negotiations with numerous Fortune 500 businesses including Walgreens, Shell Oil, Texaco, and Kroger, and sold the business to a national site acquisition firm within less than four years. Mr. Antos is a graduate of Syracuse University where he received a degree in Finance and Accounting he also received his Master’s Degree in Business Administration from Harper College – now the State University of New York.

We believe that Mr. Antos’ experience as President and Chief Executive Officer of KCI Investments and his many years of industry experience qualify him to be a member of our Board of Directors.

Richard Groberg has served as our Vice President, Secretary, Treasurer and Chief Financial Officer since June 4, 2014. Mr. Groberg is also the Chief Financial Officer of KCI Investments. Mr. Groberg has more than 22 year of hands-on, senior operating experience starting, managing, growing (both organically and through acquisitions) and effecting exit strategies for start-ups, turnarounds and multi-unit operations seeking to expand rapidly. Most recently, he served:

•	from March 2012 to March 2014, as a founding partner and Director at Harrison James, LLC, a boutique investment bank that facilitated and managed investments by foreign nationals in projects and business ventures in "distressed" sections of the USA;

•	from September 2010 to March 2012, as a Partner in Landmark Development Partners, LLC. – a Las Vegas-based EB5 Regional Center;

•	from October 2008 to March 2010, as President and Chief Executive Officer of Wag Hotels, Inc., a Northern-California-based chain of luxury, pet hotels, and

•	from June 2004 to September 2008, as Chief Financial Officer of Inova Management Company, the nonmedical manager and majority owner of the Sher Institutes for Reproductive Medicine, a national chain of human infertility centers.

Groberg also current serves as the President of Silver State Regional Center, a USCIS-approved EB5 Regional Center.

Mr. Groberg also has significant experience, both during the past 22 years and his prior 9 years in commercial and investment banking, in: mergers and acquisitions; integration of acquisitions; joint ventures; real estate-related transactions; patent and trademark issues; raising public and private equity and debt, and initiating, negotiating and consummating liquidity events for shareholders. Mr. Groberg is a graduate of Fordham University, where he received a Master’s degree in Business, and Emory University where he received a Bachelor’s degree in English.

Donald Porges will become a member of our Board of Directors effective 10 days after the filing by the Company of the Information Statement pursuant to Section 14(f) of the Exchange Act with the Commission. Since November 2011, Mr. Porges has been providing various accounting services to KCI Investments. Mr. Porges is a Certified Public Accountant licensed in the State of Florida and has been self-employed since June 1981. Presently, he practices as the member manager of Donald K. Porges, CPA, LLC, a position he has held since 1981. His clients are located thought the United States, Canada, Australia and Great Britain. Mr. Porges is also a licensed Certified Forensic Accountant. Mr. Porges is a Member of the American Institute of Certified Public Accountants, Florida Institute of Certified Public and the Institute of Certified Forensic Accountants. He is also active in community services, including serving in various officer or management capacities with Rotary International, Waterford Education Foundation, Mizner Falls Homeowners Association and Boynton Beach Chamber of Commerce. Mr. Porges is a graduate of C.W. Post College of Long Island University where he received a degree in Accounting.

We believe that Mr. Porges’ experience as a Certified Public Accountant and his many years of experience serving in various management capacities of community organizations qualify him to be a member of our Board of Directors.

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified.

There are no family relationships between any of our current directors and our executive officers.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers

Since inception, the only compensation we have paid to our executive officers for their services were shares of our common stock, as described as follows. During the fiscal year ended August 31, 2010, we issued 280,000 shares of common stock to Mr. Jordan for his services as our President and Chief Executive Officer, and during the fiscal year ended August 31, 2013, we issued 40,000 shares of our common stock to Mr. Joffe for his services as our Vice President, at $0.02 per share, for a total of $800.

None of our executive officers have any written employment agreements or any arrangements for employee benefits, severance payments or change of control payments. We intend to enter into definitive employment agreements with Mr. Antos and Mr. Groberg with respect to their duties and responsibilities as executive officers of our company. We have not established any long term compensation plans, stock based compensation plans, incentive compensation plans or other compensation or benefit plans. We anticipate that such plans will be established as our business develops.

Compensation of Directors

We issued 50,000 shares of our common stock, valued at $1,000, to each of our non-executive directors in consideration of their serving as directors during fiscal year ended August 31, 2010. Additionally, during the fiscal year ended August 31, 2013, we issued 20,000 shares of our common stock to each of our directors for services rendered, at $0.02 per share, for a total of $2,000. Except as described in the foregoing, we have not paid any other compensation to any of our directors for their services on our Board of Directors and we do not have any other arrangements for compensating our directors. Our Board of Directors will convene at that time to adopt a compensation policy for members of our board of directors and to determine appropriate compensation for our directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock, as of June 9, 2014, by:

·	All of our current directors and executive officers, individually;
·	All of our current directors and executive officers, as a group; and
·	All persons who beneficially owned more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 42,514,976 shares of our common stock outstanding as of June 9, 2014. The SEC has defined “beneficial ownership” to mean more than ownership in the usual sense. For example, a person has beneficial ownership of a share not only if he owns it in the usual sense, but also if he has the power (solely or shared) to vote, sell or otherwise dispose of the share. Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of June 9, 2014, pursuant to the exercise of options or warrants or the conversion of other securities convertible into shares of our commons stock. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of the following persons listed below is c/o Dixie Foods International, Inc., , Las Vegas, Nevada 89103.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned
5% Owners
KCI Holding 1, LLC (1)	40,814,376	(1)	96.0%
Donald Porges (1)	40,814,376	(1)	96.0%

Executive Officers and Directors:
Kenneth Antos (1)	40,814,376	(1)	96.0%
Richard Groberg	-0-		-0-
Robert E. Jordan	536,361		1.3%
All executive officers and directors as a group (3 persons)	41,350,737		97.3%

(1)	Includes 40,814,376 shares held of record by KCI Holding 1, LLC. Kenneth Antos and Donald Porges are Co-Managers of KCI Holding 1, LLC, and have shared voting and dispositive power with respect to the shares held of record by KCI Holding 1, LLC. Each of Mr. Antos and Mr. Porges disclaims beneficial ownership of all of the shares of our common stock held of record by KCI Holding 1, LLC except to the extent of their respective pecuniary interests therein. KCI Holding 1, LLC, Mr. Antos and Mr. Porges are a member of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended.

COMMITTEES OF THE BOARD OF DIRECTORS

Our company currently does not have standing audit, nominating or compensation committees of the Board of Directors, and therefore our Board of Directors performs such functions. Our common stock is not currently listed on any national exchange and we are not required to maintain such committees by any self-regulatory agency. We do not believe it is currently necessary for our Board of Directors to appoint such committees because the volume of matters that historically came before our Board of Directors for consideration permitted each director to give sufficient time and attention to such matters to be involved in all decision making. At the appropriate time, the Board intends to form three standing committees of the Board of Directors: audit, compensation, and nominating and corporate governance.

Our company does not currently have an audit committee financial expert. Management does not believe it is necessary to for the Board of Directors to designate an audit committee financial expert at this time due to the company’s limited operating history and the limited volume of matters that come before the Board of Directors requiring such an expert. At the time the Board forms the three standing committees of the Board of Directors, the Board intends to designate an audit committee financial expert.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our stockholders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to our company and our stockholders.

Security holders may send communications to our Board of Directors by writing to Dixie Foods International, Inc., c/o KCI Investments, 4033 South Dean Martin Drive, Las Vegas, Nevada 89103, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

DIXIE FOODS INTERNATIONAL, INC.,
a Florida corporation

Dated: June 12, 2014	By:	/s/ Richard Groberg

Richard Groberg
Chief Financial Officer and Corporate Secretary